As filed with the Securities and Exchange Commission on January 10, 2001

================================================================================

                                   Schedule TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                   ----------

                       The Langer Biomechanics Group, Inc.
                       (Name of Subject Company (Issuer))

                         OrthoStrategies Acquisition Corp.
                              OrthoStrategies, Inc.
                        (Name of Filing Persons (Offeror))

                          COMMON STOCK, $.02 PAR VALUE
                         (Title of Class of Securities)

                                  515-707-10-7
                      (CUSIP Number of Class of Securities)

                                Andrew H. Meyers
                                    President
                              OrthoStrategies, Inc.
                                 31 The Birches
                         Roslyn Estates, New York 11576
                                 (516) 481-9178
            (Name, Address, and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   ----------

                                 with a copy to:
                             Lawrence Levinson, Esq.
                             Herrick, Feinstein LLP
                                  2 Park Avenue
                            New York, New York 10016
                                 (212) 592-1400

                                   ----------

                            Calculation of Filing Fee
================================================================================
Transaction valuation (1)                                  Amount of filing fee
--------------------------------------------------------------------------------
      $2,988,826                                                   $597.77
================================================================================

(1) Based on the offer to purchase a maximum of 1,959,886 shares of common stock of The Langer Biomechanics Group, Inc. at a purchase price of $1.525 per share.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                                   Filing Party: N/A
Form or Registration No.: N/A                                   Date Filed: N/A

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

================================================================================

      This Tender Offer Statement on Schedule TO relates to the commencement by OrthoStrategies Acquisition Corp., a New York corporation ("Purchaser") and wholly-owned subsidiary of OrthoStrategies, Inc., a New York corporation ("OrthoStrategies"), of its offer to purchase a maximum of 1,959,886 shares of common stock, par value $.02 per share (the "Shares"), of The Langer Biomechanics Group, Inc., a New York corporation ("Langer"), at a price of $1.525 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2).

      The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 12. Exhibits.

      The following are attached as exhibits to this Schedule TO:

       Exhibit (a)(1)      Offer to Purchase, dated January 10, 2001.
       Exhibit (a)(2)      Letter of Transmittal.
       Exhibit (a)(3)      Notice of Guaranteed Delivery.
       Exhibit (a)(4)      Guidelines for Certification of Taxpayer
                           Identification Number on Substitute Form W-9.
       Exhibit (a)(5)      Form of Letter to brokers, dealers, commercial banks,
                           trust companies and other nominees.
       Exhibit (a)(6)      Form of Letter to be used by brokers, dealers,
                           commercial banks, trust companies and other nominees
                           to their clients.
       Exhibit (a)(7)      Summary newspaper advertisement, dated January 10,
                           2001, as published in The New York Times.
       Exhibit (b)         None.
       Exhibit (d)(1)(A)   Tender Offer Agreement, dated as of December 28,
                           2000, between OrthoStrategies, OrthoStrategies
                           Acquisition Corp. ("Purchaser") and Langer
       Exhibit (d)(1)(B)   Shareholders Agreement, dated as of December 28,
                           2000, among OrthoStrategies, Purchaser, Langer,
                           Kenneth Granat, Stephen V. Ardia, Justin Wernick,
                           Thomas I. Altholz, Donald Cecil, Daniel J. Gorney,
                           Trigran Investments, L.P., Kenneth Granat 1990 Family
                           Trust and The Granat Family Limited Partnership.
       Exhibit (d)(1)(C)   Form of Option Agreement between Langer and
                           OrthoStrategies
       Exhibit (d)(1)(D)   Form of Registration Rights Agreement between Langer
                           and OrthoStrategies
       Exhibit (d)(1)(E)   Form of Employment Agreement between Langer and
                           Andrew H. Meyers
       Exhibit (d)(1)(F)   Option Agreement, dated as of December 28, 2000,
                           between Langer and Andrew H. Meyers
       Exhibit (d)(1)(G)   Form of Consulting Agreement between Langer and
                           Kanders & Company, Inc.
       Exhibit (d)(1)(H)   Form of Option Agreement between Langer and Kanders &
                           Company, Inc.
       Exhibit (d)(1)(I)   Form of Registration Rights Agreement between Langer
                           and Kanders & Company, Inc.
       Exhibit (d)(1)(J)   Form of Indemnification Agreement between Langer and
                           Kanders & Company, Inc.
       Exhibit (d)(1)(K)   Letter Agreement dated as of December 28, 2000, among
                           OrthoStrategies, OrthoStrategies Acquisition Corp.,
                           Langer and Stephen V. Ardia, Thomas I. Altholz,
                           Justin Wernick and Kenneth Granat
       Exhibit (d)(1)(L)   Commitment Letter, dated as of December 28, 2000,
                           between OrthoStrategies, Purchaser, Andrew H. Meyers,
                           Greg Nelson and Kanders & Company, Inc.
       Exhibit (d)(1)(M)   Guaranty, dated as of December 28, 2000, of Andrew H.
                           Meyers
       Exhibit (d)(1)(N)   Form of Lock-Up Agreement between Andrew H. Meyers,
                           Kanders & Company, Inc. and Langer
       Exhibit (d)(2)(O)   Letter Agreement, dated as of December 28, 2000,
                           between Langer and Daniel Gorney


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

       Exhibit (d)(1)(P)   Letter Agreement, dated as of December 28, 2000,
                           between Langer and Thomas Archbold
       Exhibit (d)(1)(Q)   Letter Agreement, dated as of December 28, 2000,
                           between Langer and Ronald J. Spinelli
       Exhibit (d)(1)(R)   Assignment of Rights Agreement, dated December 28,
                           2000, among OrthoStrategies, Andrew H. Meyers, Greg
                           Nelson and Kanders & Company, Inc.
       Exhibit (d)(1)(S)   Best Efforts Agreement among OrthoStrategies, Andrew
                           H. Meyers, Greg Nelson and Kanders & Company, Inc.
       Exhibit (d)(1)(T)   Loan Enhancement Agreement, dated December 28, 2000,
                           among Andrew H. Meyers, Kanders & Company Inc. and
                           Langer Partners, LLC.
       Exhibit (d)(2)      None.
       Exhibit (d)(3)      None
       Exhibit (d)(4)      None
       Exhibit (d)(10)     None
       Exhibit (g)         None.
       Exhibit (h)         None.

Item 13. Information Required by Schedule 13E-3.

      Not applicable.


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2001                     OrthoStrategies Acquisition Corp.

                                           By: /s/ Andrew H. Meyers
                                               -----------------------------
                                               Name:  Andrew H. Meyers
                                               Title: President

Date: January 10, 2001                     OrthoStrategies, Inc.

                                           By: /s/ Andrew H. Meyers
                                               -----------------------------
                                               Name:  Andrew H. Meyers
                                               Title: President


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